UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 13, 2020

We hereby inform as a Relevant Information Communication that today, the online session of the Annual Shareholders Meeting for the year 2019 of Graña y Montero S.A.A. (the "Company") was held, at which the seven corresponding agenda items, detailed below, were approved:

1.	Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2019 Fiscal Year.

2.	Application of Results for 2019 Fiscal Year: The application of the net loss of S/. 875,034,987.90 for the year 2019 to the "Retained Earnings" account was approved.

3.
Amendment of Article 49 of Bylaws: The amendment of the aforementioned article was approved to allow an extraordinary extension of the current Board of Directors term for one year, in order to complete the Company's transformation process.

4.
Determination of the number of Directors and Election of the Board of Directors for 2020: The total re-election of the Board of Directors was approved, leaving it composed of 9 Directors and extending the term of the current Directors: Augusto Baertl Montori, Ernesto Balarezo Valdez, Pedro Pablo Errazuriz, Roberto Abusada Salah, Manuel del Río Jimenez, Rafael Venegas Vidaurre, Alfonso de Orbegozo Baraybar, Christian Laub Benavides and Esteban Viton Ramírez.

5.	Board Meetings Attendance Fees for 2020 Fiscal Year: The approval, for the extended term of the Board of Directors, of the payment to each Director the amount of US$ 4,000.00 for attendance at each Board meeting and US$ 2,000.00 for attendance at each Board Committee meeting, specifying that there is not Supplementary Fee and, that any payment will be limited to one session per month of the Board of Directors and each of the Committees.

6.
Appointment of the External Auditor for the 2020 Fiscal Year: The appointment of the firm Moore Assurance S.A.S represented in Peru by Vizcarra y Asociados S.C.R.L. (company member of Moore Global Network Limited) for the year 2020.

7.
Delegation of powers of attorney: The granting of powers to Mr. Luis Díaz Olivero and Mr. Daniel Urbina Pérez was approved, so that they, on behalf of the Company, execute any and all public and private documents necessary for the adoption, formalization and registration of all adopted resolutions herein.

The results of the Annual Shareholders Meeting corresponding to 2020 will allow the Company to continue progressing and working to conclude its transformation process, which began more than 3 years ago, as well as to continue strengthening its three business lines: Engineering and Construction, Infrastructure and Real Estate.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: July 13, 2020